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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2)*

                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)


           CLASS A COMMON STOCK,                              518439 10 4
         PAR VALUE $.01 PER SHARE
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      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13D-1(B)
[ ] RULE 13D-1(C)
[X] RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7

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NYFS11...:\90\44090\0009\2579\SCH1158U.59C

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CUSIP No.               518439 10 4                     13G                   Page 2 of 8
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
       1          NAME OF REPORTING PERSONS:           RICHARD D. PARSONS


                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  (ENTITIES ONLY):
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                           (A) [_]
                                                                                           (B) [X]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
                  ORGANIZATION:

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      NUMBER OF           5    SOLE VOTING POWER:              10,533,242
        SHARES
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     BENEFICIALLY         6    SHARED VOTING POWER:                --
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         10,533,242
       REPORTING
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     PERSON WITH          8    SHARED DISPOSITIVE POWER:        1,930,769

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       9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY       12,464,011 ** SEE ITEM 4
                  EACH REPORTING PERSON:

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*     N/A
                                                                                             [-]
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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    18.1%
                                                                                        ** SEE ITEM 4
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       12         TYPE OF REPORTING PERSON:            IN
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

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is The Estee Lauder Companies Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by Richard D. Parsons with a
                    business address of 75 Rockefeller Plaza, New York, New York
                    10019 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

        (d) - (e)   This report covers the Issuer's Class A Common Stock, par
                    value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

        Not Applicable.

ITEM 4. OWNERSHIP

        (a) At December 31, 1998, the Reporting Person beneficially owned 12,464,011 shares of Class A Common Stock as follows:
                    (i) 4,320,434 shares of Class A Common Stock and 3,352,920 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trust");
                    (ii) 572,982 shares of Class A Common Stock and 2,286,906 shares of Class B Common Stock held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the "Distribution Trust"); and (iii) 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock held indirectly as a co- trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P., which owns the shares. The Reporting Person disclaims beneficial ownership of all such shares. The 4,320,434 shares of Class A Common Stock held indirectly as the sole trustee of the Accumulation Trust and the 572,982 shares of Class A Common Stock held indirectly as the sole trustee of the Distribution Trust are loaned to Ronald S. Lauder, pursuant to a demand loan. The Accumulation Trust and Ronald S. Lauder have entered into arrangements (the "Calls and Puts") pursuant to which the Accumulation Trust can acquire up to 937,554 shares of Class B Common Stock from Mr. Lauder in exchange for 937,554 shares of Class A Common Stock and Mr. Lauder can acquire 937,554 shares of Class A Common Stock from the Accumulation Trust in exchange for 937,554 shares of Class B Common Stock. The Accumulation Trust's option to acquire shares of Class B Common Stock is secured by the pledge by Ronald S. Lauder of 937,554 shares of Class B Common Stock; in the event of a default by



                             Page 3 of 8 Pages

                    Ronald S. Lauder under the Calls and Puts, the Accumulation Trust would have the right to assume absolute ownership of the pledged shares. If the Calls and Puts were exercised in full, or if the Accumulation Trust acquired the right to assume absolute ownership of the pledged shares, the Calls and Puts would have no effect on the total number of shares beneficially owned by the Reporting Person. However, the number of shares of Class A Common Stock owned indirectly through the Accumulation Trust would be 3,382,880 and the number of shares of Class B Common Stock would be 4,290,474.

        (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 12,464,011 shares of Class A Common Stock, which would constitute 18.1% of the number of shares of Class A Common Stock outstanding. This does not take into account the exercise of any of the Calls and Puts.

                    Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,893,416 shares of Class A Common Stock and the 5,639,826 shares of Class B Common Stock for which the Reporting Person has voting power constitute 9.7% of the aggregate voting power of the Issuer. This does not take into account the exercise of any of the Calls and Puts.

        (c) The Reporting Person has sole voting and dispositive power with respect to (i) the 4,320,434 shares of Class A Common Stock and the 3,352,920 shares of Class B Common Stock held indirectly as the sole trustee of the Accumulation Trust and
                    (ii) the 572,982 shares of Class A Common Stock and the 2,286,906 shares of Class B Common Stock held indirectly as the sole trustee of the Distribution Trust. The Reporting Person shares dispositive power with respect to the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P. as follows:
                    (i) the Reporting Person shares dispositive power with Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) the Reporting Person shares dispositive power with Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (iii) the Reporting Person shares dispositive power with Ira T. Wender, as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iv) the Reporting Person shares dispositive power with Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of the 1995 Estee Lauder LAL Trust, which is a general



                             Page 4 of 8 Pages
                    partner of Lauder & Sons L.P. This does not take into account the exercise of any of the Calls and Puts.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Aerin Lauder and Jane Lauder, as beneficiaries of the Accumulation Trust and the Distribution Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of
        (i) the 4,320,434 shares of Class A Common Stock and the 3,352,920 shares of Class B Common Stock owned by the Accumulation Trust and (ii) the 572,982 shares of Class A Common Stock and the 2,286,906 shares of Class B Common Stock owned by the Distribution Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (iii) Ira T. Wender, as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iv) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. This does not take into account the exercise of any of the Calls and Puts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.




                             Page 5 of 8 Pages

ITEM 10. CERTIFICATION

        Not Applicable.
                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 11, 1999
                                              /s/ Richard D. Parsons
                                              -------------------------------
                                              Richard D. Parsons










                             Page 6 of 8 Pages

                                  EXHIBIT INDEX
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Exhibit A         --         List of Parties to the Stockholders' Agreement












                             Page 7 of 8 Pages